Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Denny’s Corporation:

We consent to the use of our reports dated March 7, 2008, with respect to the consolidated balance sheets of Denny’s Corporation and subsidiaries (the Company) as of December 26, 2007 and December 27, 2006, and the related consolidated statement of operations, stockholder’s deficit and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 26, 2007, and the effectiveness of internal control over financial reporting as of December 26, 2007,  incorporated herein by reference.

Our report on the consolidated financial statements refers to the fact that the Company changed its method of accounting for share-based payment in fiscal 2006.

Greenville, South Carolina
June 23, 2008